Exhibit 99.1

Claude Announces Retirement of CEO

Trading Symbol
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Jan. 31, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ) (OTCQB: CLGRF) announces the retirement of the Company's long-time President and Chief Executive Officer, Neil McMillan, effective March 31, 2014. Mr. McMillan's retirement will bring to a close a remarkable 18-year career at Claude.

Ted Nieman, Chair of the Board of Directors ("board") of Claude, stated, "On behalf of Claude's employees, shareholders and board, I would like to thank Neil for his tireless commitment, his steadfast loyalty and his ability to lead the Company through difficult gold environments. We wish him the very best in his retirement and we know that he will greatly enjoy the opportunity ahead to pursue his wide variety of interests."

During Mr. McMillan's tenure, Claude reached a production milestone of one million ounces, expanded its asset portfolio and built a strong management team capable of advancing the Company through these challenging times in the gold sector.

Mr. McMillan will continue to serve as Cameco Corporation's chair of its board of directors and as a member of Shore Gold Inc.'s board of directors.

In keeping with the Company's succession plan, the board has begun the search for a new president and chief executive officer and looks forward to announcing the successful candidate in due course.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

For further information please contact:

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:25e 31-JAN-14